

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Michael Mathews
Chief Executive Officer
Aspen Group, Inc.
720 South Colorado Blvd., Suite 1150N
Denver, CO 80246

> **Re:** **Aspen Group, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2014**
> **Filed July 29, 2014**
> **File No. 000-55107**

Dear Mr. Mathews:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 1

Regulation of Federal Student Financial Aid Programs, page 9

1. We note that an institution must satisfy DOE regulations regarding its "administrative capability" to participate in Title IV programs. In your future filings, please revise to clarify whether your current operations satisfy these standards.

2. We note that an institution must also satisfy DOE's "financial responsibility" requirements to access Title IV program funding. DOE evaluates institutions on an annual basis to assess their compliance with financial reporting standards. In your future filings, please disclose your compliance with DOE's financial responsibility standards, including your composite score. Please also disclose whether you fail to satisfy any other financial responsibility standards, including whether you received an unqualified opinion from your independent auditor or remained current on your debt payments.

3.   We note that if an institution fails to meet DOE's financial responsibility standards, it may establish financial responsibility on an alternate basis. One alternative basis is posting a letter of credit. We note that in April 2014 you posted a letter of credit for $848,225 with DOE to remain provisionally certified to participate in the Title IV programs. In your future filings, please discuss the reason DOE requested that you post a letter of credit to remain provisionally certified.

Risk Factors, page 18

4.   We note that in June 2013 you received a $1 million loan from your chief executive officer, Mr. Matthews. In your future filings, please provide a risk factor addressing the risks to your business and operations raised by your reliance on financing from Mr. Matthews, including any potential conflicts of interest. This disclosure should include the material terms of any loans or notes with Mr. Matthews, including principal, interest and term.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Brandon Hill, Attorney-Adviser, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Michael D. Harris, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.